Madison Enterprises Group, Inc.
488 Madison Avenue, Suite 1100
New York, NY 10022

July 27, 2007

Mr. John D. Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Attn: Goldie Walker

Re:	Madison Enterprises Group, Inc.
Amendments Nos.1 and 2 to Form S-1
File No. 333-142666

Dear Ms. Walker:

Reference is made to your letter dated July 13, 2007 from Mr. John D. Reynolds (the “Letter”) with respect to Amendments Nos. 1 and 2 to the Registration Statement on Form S-1 (the “Registration Statement”) for Madison Enterprises Group, Inc. (the “Company”). The Letter indicated that you would not recommend acceleration of the effective date of the Registration Statement unless and until it was in compliance with Rule 419. We respectfully disagree with your interpretation of Rule 419; the Company believes it is not subject to Rule 419.

Rule 419 applies to “every registration statement filed under the Act relating to an offering by a blank check company.” Rule 419(a)(1). Accordingly, in order for the restrictions of Rule 419 to be applicable, the Company must be categorized as a “blank check company” for the purposes of Rule 419. Rule 419 defines a blank check company as a company that:

i.
is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.	is issuing "penny stock," as defined in Rule 3a51-1 [17 CFR 240.3a51-1] under the Securities Exchange Act of 1934 ("Exchange Act").

Rule 419(a)(2) (emphasis added). We not dispute the first element; the Company is a development stage company in which the primary purpose is to engage in a merger or acquisition with an unidentified company.

However, the Company is not issuing penny stock pursuant to the Registration Statement. Rather, the securities which are the subject of the Registration Statement are shares previously issued pursuant to a private placement. No stock is being issued pursuant to the Registration Statement. In view of the fact that the Company is not issuing penny stock in connection with the Registration Statement, the Company is not deemed to be a “blank check company” for the purposes of Rule 419. Accordingly, the Company is not bound to the restrictions of Rule 419.

Rule 419 only applies where the registrant “is issuing penny stock” in connection with the registration, not as in the instant circumstances, where stock is being registered which was previously issued.

Furthermore, in view of the fact that there is no offering of stock being made, compliance with 419 would be impossible. Without an offering pursuant to the Registration Statement, there are no proceeds from the sale of stock, to place in escrow pursuant to 419(b). Pursuant to 419(e), the Company must notify its stockholders if it intends to effectuate a business combination, disclose certain information in such notification, and allow investors a time-period in which to withdraw his, her or its investment. In the present situation, the stockholders to whom the Company sold shares may or may not desire to sell their shares pursuant to the Registration Statement. Moreover, the Company plans, upon acceptance of the Registration Statement, to seek to have their shares trade on the Over-the-Counter Bulletin Board. Therefore, the Company would have no knowledge, and no reasonable mechanism of attaining knowledge of the names of purchasers who purchased stock in the market, no ability to hold the proceeds of such sale in escrow, and no knowledge of which shareholders maintained possession of their shares in anticipation of a merger or other business combination. Accordingly, we would be rendered unable to provide such notification.

In conclusion, the Company believes that Rule 419 does not apply to the Registration Statement, because we are not a “blank check company” for purposes of Rule 419, and because application of Rule 419 to the present circumstances would be impossible.

Please contact the undersigned if you have any questions.

Very truly yours,

Madison Enterprises Group, Inc.

By:	/s/ Alan P. Fraade
Alan P. Fraade, Vice-President